UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 1, 2022

BALANCED PHARMA INCORPORATED

(Exact name of issuer as specified in its charter)

Delaware	85-2855195
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

18204 Mainsail Pointe Cornelius, NC	28031
(Address of principal executive offices)	(Zip code)

(704) 650-0249

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On April 1, 2022, Balanced Pharma Incorporated (the “Company”) and Dalmore Group, LLC., (“Dalmore”) entered into a Broker-Dealer Agreement (the “Amendment”). This Amendment replaces in its entirety Exhibit 1.1 that was dated January 10, 2022, and previously filed with the Securities Exchange Commission (the “Commission”) on March 23, 2022.

On July 14, 2022, the Company and Dalmore entered into an addendum (the “Addendum”) to the Amendment in which the Company agreed to pay Dalmore a fee of 6% for any funds the Company raises through the platform operated by Justly Markets, LLC. The Addendum is filed as Exhibit 1.2 to this Current Report on Form 1-U.

Filing of Underwriting Agreements

The Company is filing with the Commission its Broker Dealer Agreement as Exhibit 1.1, to this Current Report on Form 1-U.

The Company is filing with the Commission its Addendum to the Broker Dealer Agreement as Exhibit 1.2, to this Current Report on Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Cornelius, State of North Carolina, on July 19, 2022.

BALANCED PHARMA INCORPORATED

/s/ J. Scott Keadle
By: J. Scott Keadle, Chief Executive Officer